EXHIBIT 21.1

Subsidiaries

Subsidiary	Jurisdiction of Incorporation

Wand Dental , Inc.	Delaware
Milestone Medical Inc.	Delaware
Milestone Advanced Cosmetic Systems Inc.	Delaware
Milestone Education LLC (inactive February 28,2019)	Nevada